SKK Holdings Limited

27 First Lok Yang

Singapore 629735

July 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Pearlyne Paulman

Re:	SKK Holdings Limited
Amendment No. 4 to Registration Statement on Form F-1
File No. 333-276744

Ladies and Gentlemen:

We are writing in response to your letter dated July 17, 2024 with respect to the following comment regarding the Plan of Distribution on page A-2:

“We note your disclosure that broker-dealers may agree with the resale shareholders to sell a specified number of shares of your common stock at a stipulated price per share, and that the resale shareholders may use any method permitted pursuant to applicable law when selling shares of your common stock. Please confirm your understanding that the retention by a resale shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.”

We confirm our understanding that the retention by a resale shareholder of an underwriter would constitute a material change to our plan of distribution and would require a post-effective amendment. In the event the resale shareholder retains an underwriter, we would file a post-effective amendment to disclose this material change.

Please notify Joilene Wood of any questions or further comments at 415-305-4651 or jwood@troygould.com.

Sincerely,

SKK Holdings Limited

/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood